EMAIL: KSchlesinger@olshanlaw.com DIRECT DIAL: 212.451.2252

June 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ault Disruptive Technologies Corporation Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Ault Disruptive Technologies Corporation, a Delaware corporation (the “Company”), we hereby confidentially submit through EDGAR one complete copy of Confidential Draft Submission No. 1 to the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of units consisting of the Company’s common stock and warrants, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

Should any member of the Securities and Exchange Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2252), Spencer G. Feldman, Esq. (tel.: (212) 451-2234) or Henry C.W. Nisser, Esq., the Company’s President and General Counsel (tel.: (646) 650-5044).

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

Enclosures

cc:	Spencer G. Feldman, Esq.

Henry C.W. Nisser, Esq.